UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For October 31, 2008

PATNI COMPUTER SYSTEMS LIMITED

Akruti Softech Park , MIDC Cross Road No 21,
Andheri (E) , Mumbai - 400 093, India

 (Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

FOR THE ATTENTION OF EQUITY SHAREHOLDERS / BENEFICIAL OWNERS
OF THE EQUITY SHARES OF

Patni Computer Systems Limited

Registered Office: S-1A, F-1, Irani Market Compound, Yerawada, Pune - 411 006.
Corporate Office: Akruti Softech Park, MIDC Cross Road No.21, Andheri (East), Mumbai 400 093, India

PUBLIC ANNOUNCEMENT

Public Advertisement regarding completion of Buy Back offer in compliance with Regulation 19(7) of the Securities and Exchange Board of India (Buy Back of Securities) Regulations, 1998

OFFER FOR BUY BACK OF EQUITY SHARES THROUGH OPEN MARKET ROUTE:

1.	The Buy Back
1.1.

Patni Computer Systems Limited (“the Company”) had announced the Buy Back of its own fully paid Equity Shares of face value Rs. 2/- (“Shares”) each from the owners of Shares of the Company. A Public Announcement (“PA”) to this effect was published on 3rd April 2008 and corrigenda to PA were published on 11th April 2008, 2nd May 2008 and 4th July 2008.

1.2.	The Buy Back was effected by the Company by way of open market purchases through BSE and NSE using their nationwide electronic trading facilities.
1.3.

The Buy Back was commenced on 10th July 2008. As on date, the Company has utilised the entire amount authorised for the Buy Back i.e. Rs. 2370 million and accordingly proceeding for closure of the offer.

2.	Details of the Buy Back
2.1.	The Company had bought back total 10,957,082 Shares pursuant to its Buy Back offer.
2.2.

The price at which the Shares were bought back during the Buy Back offer was dependent on the then prevailing market price on the BSE and NSE. The highest price at which the Shares were bought back was Rs. 248.00 per Share while the lowest price was Rs.143.50 per Share. The Average price at which the Shares were bought back is Rs. 216.30/-.

2.3.	Total amount invested in the Buy Back is Rs. 2,369,999,853.11 i.e. approximately Rs. 2370 million.
2.4.

Since the Buy Back was done only through order matching mechanism from the Open Market through BSE and NSE, the identity of shareholders from whom Shares exceeding one percent of the total Shares were bought back is not known to the Company.

3.	Capital Structure and Shareholding Pattern:
3.1.	The capital structure of the Company, pre and post Buy Back, is as under:

	Share Capital	Issued, subscribed and paid-up
	• Pre - Buy Back (as on the date of PA i.e. 3rd April 2008)	Rs. 278.12 million (139,060,689 Equity Shares of Rs. 2 each)
	• Post - Buy Back*	Rs. 256.21 million (128,103,607 Equity Shares of Rs. 2 each)

*Company has extinguished 10,650,880 Equity Shares till date and remaining 306,202 equity shares will be extinguished in due course within statutory time line subject to receipt of shares in relevant payout of BSE and NSE.

3.2. The Shareholding pattern of the Company, pre and post Buy Back, is as under:

	Pre - Buy Back		Post - Buy Back*
	No. of	% of Total	No. of	% of Total
Category of Shareholder	Shares	Shares	Shares	Shares
Shareholding of Promoter and Promoter Group	60,972,802	43.85	60,972,802	47.60
Financial Institutions / Banks and Mutual Funds/Insurance	6,308,906	4.54
Foreign Investors (Non-Residents Individuals / Foreign Individuals/ FCBs/FIIs etc.)	29,273,134	21.05	67,130,805	52.40
Others (Public, Bodies corporate etc.)	8,531,225	6.13
Shares held by Custodians and against which Depository Receipts have been issued	33,974,622	24.43
GRAND TOTAL	139,060,689	100.00	128,103,607	100.00

*Company has extinguished 10,650,880 Equity Shares till date and remaining 306,202 equity shares will be extinguished in due course within statutory time line subject to receipt of shares in relevant payout of BSE and NSE.

4.             Manager to the Buy Back
SPA Merchant Bankers Limited

101-A, 10th Floor, Mittal Court, Nariman Point, Mumbai 400 021

Tel: 022 22801240-49 (66373283) Fax: 022 2287 1192/ 2284 6318

Contact person: Mr. Ravi Inani Email: ravi.inani@spacapital.com

5.             Directors’ Responsibility

The Board of Directors of the Company accepts responsibility for the information contained in this Public Announcement.

For Patni Computer Systems Limited

N K Patni	G K Patni	Arun Kanakal
Chairman & CEO	Director	Company Secretary

Place: Mumbai
Date: 23rd October 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PATNI COMPUTER SYSTEMS LIMITED

Dated: October 31, 2008	By:	/s/ ARUN KANAKAL
Arun Kanakal
Company Secretary